[Forbes Letterhead]

April 15, 2011

VIA FACSIMILE, FED EX, AND EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Forbes Energy Services Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 25, 2011

File No. 333-170741

Dear Mr. Schwall:

In response to your letter dated April 1, 2011 (the “Third Comment Letter”), we have prepared the following responses to your comments based on your consideration of (i) the Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) of Forbes Energy Services Ltd. (the “Company”) and (ii) the Company’s letter provided to the Securities and Exchange Commission (the “Commission”) on March 9, 2011 (the “Second Response Letter”) in response to the Commission’s letter dated February 15, 2011 (the “Second Comment Letter”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Comments and Responses:

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We remind you of comments 10, 13, 16, 18 and 19 in our letter dated February 15, 2011. We may have further comment upon reviewing the revised, amended or additional materials.

In accordance with our statements in the Second Response Letter, we have amended the Registration Statement to update the disclosure provided therein to include financial and compensation information for the fiscal year ended December 31, 2010 as requested by comments 10 and 13 of the Second Comment Letter. Further, we have obtained a tax law opinion as requested by comment 16 of the Second Comment Letter. Finally, we have obtained a Bermuda law legality opinion and an updated Texas law legality opinion as requested by comments 18 and 19 of the Second Comment Letter, respectively.

Mr. H. Roger Schwall

April 15, 2011

2.	We note your response to comment 3 in our letter dated February 15, 2011, and reissue such comment in part. In that regard, please address whether you intend to rely on your registration statement on Form S-4 (File No. 333-150853) after the Texas conversion. If you intend to rely on such registration statement after such time, please provide an analysis of your basis for doing so.

The transaction registered by the Registration Statement on Form S-4 (File No. 333-150853) has been completed and no offering continues thereunder. The Company does not intend to rely on this registration statement for an offering in the future.

Risk Factors, page 10

Holders of the Series B Preferred Stock…, page 10

3.	We note your response to comment 8 in our letter dated February 15, 2011. Please also quantify the voting power assuming that the share consolidation was effected.

In accordance with this comment, page 10 of the Registration Statement has been amended to quantify the voting power of that the holders Series B Senior Convertible Preferred Shares assuming the Share Consolidation has been effected.

Review, Approval or Ratification of Transactions with Related Persons, page 80

4.	We note your response to comment 11 in our letter dated February 15, 2011. Please revise your disclosure to include the content of your response. Please also revise your disclosure to clarify how the Texas conversion and your planned Nasdaq listing will affect your procedures for the review, approval or ratification of transactions with related persons. In this regard, we note section 43.3 of your amended and restated bylaws as well as Rule 5630 of the NASDAQ Listing Rules.

In accordance with this comment, page 80 of the Registration Statement has been amended to clarify the role of disinterested directors in the approval of related party transaction. Further, we have included a discussion of how the Texas Conversion and the planned listing on NASDAQ will affect our procedures for the approval of related party transactions.

United States Federal Income Tax Consequences, page 98

5.	We note your response to comment 12 in our letter dated February 15, 2011 that the Conversion should not result in new taxes for the Company and that you believe the Share Consolidation and the Conversion will constitute a tax-free reorganization under the Code. Please revise your disclosure to clearly indicate, if true, that the Share Consolidation and the Conversion will constitute a tax-free reorganization under the Code, and that the Company will not be subject to additional taxes as a result of the Conversion. In that regard, we note your reference in your proposed language to your “belief” with respect to the tax consequences, and your use of the phrase “it would generally be the case.”

Mr. H. Roger Schwall

April 15, 2011

In accordance with this comment, we have revised pages 96-97 of the Registration Statement to clarify that the Conversion and the Share Consolidation will constitute a tax-free reorganization under the Code and that the Company will not be subject to additional U.S. federal income taxes or Texas franchise taxes as a result of the Conversion.

6.	We also note your proposed disclosure that suggests that you have not discussed all U.S. federal taxation issues that may be relevant to shareholders based on their specific circumstances. Please revise your filing to disclose all material federal income tax consequences of the transactions, and remove any implication that you have not done so. See Item 4(a)(6) of Form S-4.

In accordance with this comment, we have revised pages 96-97 of the Registration Statement to remove the implication that there are any material U.S. federal taxation issues that are not discussed therein.

Exhibits and Financial Statement Schedules, page II-2

7.	We note your response to comment 16 in our letter dated February 15, 2011. Please ensure that the tax opinion sets forth the author’s opinion as to each material U.S. federal income tax consequence of the Share Consolidation and the Conversion. In that regard, it would not be sufficient for the opinion to state that the discussion in the prospectus is true and correct.

In accordance with this comment, the Company has obtained and filed as an exhibit to the Registration Statement a tax opinion regarding the material federal income tax consequences of the Conversion and the Share Consolidation.

* * * * * * * *

Should you have any additional questions, please contact me by phone at (361) 664-0549, fax at (361) 664-0599 or e-mail at mcooper@ForbesEnergyServices.com. We will be pleased to provide any additional information that may be necessary.

Sincerely,

FORBES ENERGY SERVICES LTD.

L. Melvin Cooper
Senior Vice President, Chief Financial Officer and Assistant Secretary

cc	H. Roger Schwall

Assistant Director

R. Clyde Parker, Jr., Esq.

Winstead PC

(281) 681-5901 (fax)